Condensed Interim Consolidated Financial Statements

For the quarter ended September 30, 2019

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Notice to Reader of the Unaudited Condensed Interim Financial Statements

Condensed Interim Consolidated Financial Statements

●	Condensed Interim Consolidated Statements of Financial Position
●	Condensed Interim Consolidated Statements of Comprehensive Loss
●	Condensed Interim Consolidated Statements of Changes in Equity
●	Condensed Interim Consolidated Statements of Cash Flows
●	Notes to the Condensed Interim Consolidated Financial Statements

Notice to reader of the unaudited CONDENSED interim CONSOLIDATED financial statements

For the nine months period ended September, 2019

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, North American Nickel Inc. (the “Company” or “North American Nickel”) discloses that its auditors have not reviewed the unaudited condensed interim consolidated interim financial statements.

The unaudited condensed interim consolidated financial statements of the Company for the nine months period ended September, 2019 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2018, which are available at the SEDAR website under the Company’s profile (www.sedar.com). The Financial Statements are stated in thousands of Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”). The discussion in Notes to the Financial Statements is stated in Canadian dollars except amounts in tables are expressed in thousands of Canadian dollars.

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Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Expressed in thousands of Canadian dollars)

	Notes	September 30, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents		325	339
Short term investments	4	-	2,500
Receivables and other current assets	5	87	133
TOTAL CURRENT ASSETS		412	2,972

NON-CURRENT ASSETS
Property, plant and equipment		32	35
Exploration and evaluation assets	6	64,994	64,479
Reclamation of deposit	6	14	14
TOTAL NON-CURRENT ASSETS		65,040	64,528
TOTAL ASSETS		65,452	67,500

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	7, 9	360	556
TOTAL CURRENT LIABILITIES		360	556
TOTAL LIABILITIES		360	556

EQUITY
Share capital - preferred	8	591	591
Share capital – common	8	87,947	87,947
Reserve	8	4,210	7,749
Deficit		(27,656)	(29,343)
TOTAL EQUITY		65,092	66,944
TOTAL LIABILITIES AND EQUITY		65,452	67,500

Nature of Operations (Note 1)

Subsequent Events (Note 14)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved by the Board of Directors on November 15, 2019

“signed”	“signed”
Keith Morrison Director	Doug Ford Audit Committee Chair

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Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited - Expressed in thousands of Canadian dollars)

		Three months ended		Nine months ended
	Notes	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

EXPENSES
General and administrative expenses	9, 13	(584)	(521)	(1,637)	(1,702)
Property investigation		(65)	(28)	(231)	(62)
Amortization		(3)	(3)	(8)	(10)
Share-based payments	8	-	-	-	(317)
		(652)	(552)	(1,876)	(2,091)
OTHER ITEMS
Interest income		4	31	26	52
Foreign exchange loss		(1)	(124)	(2)	(169)
		3	(93)	24	(117)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(649)	(645)	(1,852)	(2,208)

Basic and diluted weighted average number of common shares outstanding on a post-consolidation basis		78,792,850	78,792,850	78,792,850	69,476,611

Basic and diluted loss per share		(0.01)	(0.01)	(0.02)	(0.03)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Expressed in thousands of Canadian dollars)

	Notes	Number Shares on post-consolidation basis	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity

BALANCE AT DECEMBER 31, 2017		55,459,517	73,598	591	5,089	(26,550)	52,728
Net and comprehensive loss for the period		-	-	-	-	(2,208)	(2,208)
Share capital issued through private placement	8	23,333,333	17,500	-	-	-	17,500
Share issue costs	8	-	(574)	-	-	-	(574)
Value allocated to warrants	8	-	(2,572)	-	2,572	-	-
Expired warrants	8	-	-	-	(48)	48	-
Forfeited/expired options	8	-	-	-	(181)	181	-
Share-based payments	8	-	-	-	317	-	317
BALANCE AT September 30, 2018		78,792,850	87,952	591	7,749	(28,529)	67,763

BALANCE AT DECEMBER 31, 2018		78,792,850	87,947	591	7,749	(29,343)	66,944
Net and comprehensive loss for the period						(1,852)	(1,852)
Expired warrants	8	-	-	-	(2,080)	2,080	-
Forfeited/expired options	8	-			(1,459)	1,459	-
BALANCE AT September 30, 2019		78,792,850	87,947	591	4,210	(27,656)	65,092

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of Canadian dollars)

		Nine months ended
	Notes	September 30, 2019	September 30, 2018

OPERATING ACTIVITIES
Loss for the period		(1,852)	(2,208)
Items not affecting cash:
Amortization		8	10
Share based payments		-	317
Interest income		(26)	(52)
Changes in working capital	10	15	197
Other:
Interest received		36	62
Net cash used in operating activities		(1,819)	(1,674)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets (includes changes in working capital)		(690)	(12,778)
Short-term investments		2,500	(2,500)
Purchase of computer equipment		(5)	-
Net cash used in investing activities		1,805	(15,278)

FINANCING ACTIVITIES
Proceeds from issuance of common shares		-	17,500
Direct financing costs		-	(574)
Net cash provided by financing activities		-	16,926

Change in cash equivalents for the period		(14)	(26)
Cash and cash equivalents, beginning of the period		339	398
Cash and cash equivalents, end of the period		325	372

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company” or “NA Nickel”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The primary mailing office is located at 3400 – 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at 666 Burrard Street, Suite 2500, Vancouver BC V6C 2X8. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland, Canada and United States. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 15, 2019.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Statements. The condensed interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2018. Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ended December 31, 2019 could result in restatement of these condensed interim consolidated financial statements.

(b) Basis of Preparation

These condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2018.

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted in these condensed interim consolidated financial statements and retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

(c) Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015. Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

New standards adopted during the nine months period ended September, 2019:

IFRS 16 - “Leases”

IFRS 16 replaces current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted. The adoption of this standard did not result in any impact to the Company’s financial statements.

IFRIC 23 – “Uncertainty over Income Tax Treatments”

In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. The adoption of this interpretation did not result in any impact to the Company’s financial statements.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

Standards, Interpretations and Amendments Not Yet Effective:

Amendments to References to the Conceptual Framework in IFRS Standards

On March 29, 2018 the International Accounting Standards Board (“IASB”) issued a revised version of its Conceptual Framework for Financial Reporting (the Framework), that underpins IFRS Standards. The IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards (the Amendments) to update references in IFRS Standards to previous versions of the Conceptual Framework. Both documents are effective from January 1, 2020 with earlier application permitted.

Some Standards include references to the 1989 and 2010 versions of the Framework. The IASB has published a separate document which contains consequential amendments to affected Standards so that they refer to the new Framework, with the exception of IFRS 3 Business Combinations which continues to refer to both the 1989 and 2010 Frameworks. The Company does not intend to adopt the Amendments in its financial statements before the annual period beginning on January 1, 2020. The extent of the impact of the change has not yet been determined.

IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to International Accounting Standard (“IAS”) 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective January 1, 2020. The Company is evaluating the impact of the adoption of these amendments.

4.	SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The counter-party is a Canadian financial institution. During the period ended September 30, 2019, the instrument was yielding an annual interest rate range of 1.25% (September 30, 2018 - 1.40%).

5.	RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of September 30, 2019 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2019	December 31, 2018
Sales taxes receivable	46	75
Interest receivable	-	10
Other current assets	41	48
	87	133

Other current assets is comprised of prepaid expenses.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

6.	EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada					US
	Post Creek Property	Halcyon Property	Quetico Claims	Lingman Lake	Enid Creek	Section 35 Property	Greenland Maniitsoq Property	Total
Acquisition
Balance, December 31, 2018	288	222	42	-	-	8	42	602
Acquisition costs – cash	10	8	-	14	3	1	-	36
Balance, September 30 2019	298	230	42	14	3	9	42	638

Exploration
Balance, December 31, 2018	1,431	209	22	-	-	-	62,215	63,877
Administration	1	1	-	-	-	-	9	11
Corporate social responsibility	2	1	-	-	-	-	-	3
Property maintenance	-	-	-	-	-	-	17	17
Drilling	29	-	12	5	-	-	203	249
Environmental, health and safety	-	-	-	-	-	-	8	8
Geology	20	10	-	5	-	2	117	154
Geophysics	1	1	4	2	-	1	28	37
	53	13	16	12	-	3	382	479
Balance, September 30 ,2019	1,484	222	38	12	-	3	62,597	64,356
Total, September 30, 2019	1,782	452	80	26	3	12	62,639	64,994

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada			US
	Post Creek Property	Halcyon Property	Quetico Claims	Section 35 Property	Greenland Maniitsoq Property	Total
Acquisition
Balance, December 31, 2017	278	214	-	6	36	534
Acquisition costs – cash	10	8	40	2	18	78
Balance September 30, 2018	288	222	40	8	54	612

Exploration
Balance, December 31, 2017	1,138	187	-	-	48,635	49,960
Administration	2	2	2	-	476	482
Corporate social responsibility	1	1	-	-	57	59
Environment, health And safety	-	-	-	-	137	137
Property maintenance	1	1	1	-	17	20
Drilling expenses	5	-	-	-	3,917	3,922
Camp operations	-	-	-	-	2,942	2,942
Helicopter charter aircraft	-	-	-	-	4,168	4,168
Geology	24	15	17	-	638	694
Geophysics	-	-	1	-	761	762
Infrastructure	-	-	-	-	31	31
Technical studies	-	-	-	-	19	19
	33	19	21	-	13,163	13,236
Balance September 30, 2018	1,171	206	21	-	61,798	63,196
Total, September 30, 2018	1,459	428	61	8	61,852	63,808

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Post Creek Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum, totalling $10,000 during the year ended December 31, 2018, the total of which will be deducted from any payments to be made under the NSR. The total advances paid during the nine months period ended September 30, 2019 were $10,000, (September 30, 2018 - $10,000).

During the nine months period ended September 30, 2019, the Company incurred exploration expenditures totalling $53,014 (September 30, 2018 - $33,231) on the Post Creek Property.

Halcyon

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire rights to Halcyon Property, subject to certain NSR and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Halcyon Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum, totalling $8,000 during the year ended December 31, 2018, the total of which will be deducted from any payments to be made under the NSR.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

During the nine months period ended September, 2019, the Company incurred $20,853 (September 30, 2018 - $26,563) in exploration and license related expenditures on the Halcyon Property.

Quetico

on April 26, 2018, the Company acquired certain claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $64,256 during the year ended December 31, 2018.

The Company had no minimum required exploration commitment for the year ended December 31, 2018 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim.

By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of exploration activity per claim unit must be reported to the Provincial Recording Office. The company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work and consecutively thereafter. Payments cannot be banked to be carried forward for future use. The total annual work requirement for Quetico project after April 26, 2020 is $324,000 should the Company maintain the current size of the claims.

During the nine months period ended September, 2019, the Company incurred $16,425 (September 30, 2018 - $61,210) in exploration and license related expenditures on the Quetico Property.

Lingman Lake Property

During the period ended September 30, 2019, the Company digitally staked 188 cells/claims known as Lingman Lake. The property occurs about 65 km South East of Red Sucker Lake First Nation and about 35 km southwest of Sachigo Lake First Nation, approximately 650 km northwest of Thunder Bay. The Company incurred total acquisition and exploration related costs of $26,453.

Loveland (Enid Creek) Property

On September 25, 2019, the Company entered into earn in agreement with International Explorers and Prospectors Inc. whereby the Company may acquire a 100% interest in the Loveland Nickel Property located in Timmins, Ontario. Consideration for the acquisition is $1,525,000 in cash, 300,000 post-consolidation common shares and $4,500,000 in work commitments over a 5-year period. The TSX Venture Exchange approved the transaction for filing on October 24, 2019. The 300,000 common shares were issued subsequent to the quarter as a purchase consideration with a value of $60,000.

During the period ended September 30, 2019, the Company incurred acquisition related costs of $2,810.

Section 35 Property

On January 4, 2016, the Company entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. The Company paid the first year rental fee and the required reclamation deposit of $14,327 (US $10,000). The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

During the nine months period ended September 30, 2019, the Company spent a total of $4,548 in exploration and license related expenditures, (September 30, 2018 - $1,591).

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second licence period (years 6-10), and the Company may apply for a further 3-year licence for years 11 to 13. Thereafter, the Company may apply for additional 3-year licences for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the nine months period ended September 30, 2019, the Company spent in aggregate of $382,020 (September 30, 2018 - $13,181,011) in exploration and license related expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui and Carbonatite Licenses. Further details on the licenses and related expenditures are outlined below.

Sulussugut License (2011/54)

(All references to amounts in Danish Kroners, “DKK”)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (DKK 31,400) upon granting of the Sulussugut License. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority which was effective on April 11, 2016, with December 31, 2017 being the seventh year. During the year ended December 31, 2016, the Company paid a license fee of $7,982 (DKK 40,400) which provides for renewal of the Sulussugut License until 2020.

To December 31, 2015, under the terms of a preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License. The accumulated exploration credits held at the end to December 31, 2015, of DKK 100,303,710 (approximately $19,067,735) can be carried forward until 2019. Under the terms of the second license period, the required minimum exploration expenditures for the year ended December 31, 2017 was DKK 44,373,540 (approximately $8,955,201). As of December 31, 2018, the Company has spent $55,731,837 on exploration costs for the Sulussugut License.

To December 31, 2018, the Company has completed all obligations with respect to required reduction of the area of the license.

During the year ended December 31, 2018, the Company had approved exploration expenditures of DKK 79,604,364 (approximately $16,342,476) which results in the total cumulative surplus credits of DKK 326,111,805 (approximately $66,950,764). The credits may be carried forward until December 31, 2021.

The Company had no minimum required exploration for the year ended December 31, 2018. During the year ended December 31, 2018, the Company spent a total of $10,794,837 (December 31, 2017 - $11,078,506) in exploration and license related expenditures on the Sulussugut License.

During the nine months period ended September 30, 2019, the Company spent a total of $219,377 in exploration and license related expenditures, (September 30, 2018 - $10,400,576).

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

Ininngui License (2012/28)

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License was valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

To December 31, 2018, the Company’s expenditures exceeded the minimum requirement and the Company has a total cumulative surplus credits of DKK 35,509,523 (approximately $7,290,105). The credits may be carried forward until December 31, 2021.

The Company had no minimum required exploration for the year ended December 31, 2018. As of December 31, 2018, the Company has spent $5,120,917 on exploration costs for the Ininngui License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2018, the Company has not used the procedure for the license.

During the year ended December 31, 2018, the Company spent a total of $1,422,917 (December 31, 2017 - $984,626) in exploration and license related expenditures on the Ininngui License.

During the nine months period ended September 30, 2019, the Company spent a total of $39,184 in exploration and license related expenditures, (September 30, 2018 - $1,366,147).

Carbonatite License (2018/21)

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2018 being the first year. As of December 31, 2018, the Company has spent $1,362,959 on exploration costs for the Carbonatite License.

During the year ended December 31, 2018, the Company spent a total of $1,369,482 in exploration and license related expenditures (December 31, 2017 - $Nil) for the Carbonatite License.

The Company had a minimum required exploration obligation of DKK 268,950 (approximately $55,215) for the year ended December 31, 2018. To December 31, 2018, the Company’s expenditures exceeded the minimum requirement and the Company has a total surplus credit of DKK 9,830,021 (approximately $2,018,103). The credit may be carried forward until December 31, 2021.

During the nine months periods ended September 30, 2019, the Company spent a total of $123,460 in exploration and license related expenditures, (September 30, 2018 - $1,282,590).

Ikertoq License

During the period ended September 30, 2018, the Company was granted an exploration license, “Ikertoq” by the BMP of Greenland and spent total of $132,679 in exploration and license related expenditures. The license was later relinquished and the costs were expensed as at December 31, 2018.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

7.	TRADE PAYABLES AND ACCRUED LIABILITIES

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2019	December 31, 2018
Trade payables	347	477
Amounts due to related parties (Note 9)	9	1
Accrued liabilities	4	78
	360	556

8.	SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)	Common shares issued and outstanding

There were no common shares issued during the nine months period ended September 30, 2019.

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value. Share capital outstanding prior to the share consolidation was 787,928,500 common shares and 78,792,850 on a post-consolidation basis.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

As at September 30, 2019, the Company has 78,792,850 common shares issued and outstanding, (September 30, 2018 – 78,792,850) on a post-consolidation basis.

2018

On April 19, 2018, the Company closed a non-brokered private placement equity financing of 233,333,333 units (23,333,333 on a post-consolidation basis) at a price of $0.075 per unit ($0.75 per unit on a post-consolidation basis) and raised aggregate gross proceeds of $17,500,000. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.12 ($1.20 on a post-consolidation basis) for a period of 24 months from its date of issuance. The Company incurred total share issuance costs of $573,836, of which $250,000 is recorded in trade payables at December 31, 2018. The Company allocated a $2,571,514 fair value to the warrants issued in conjunction with the private placement. The fair value of warrants was determined on a pro-rata basis using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.91% and an expected volatility of 94.26%.

Contemporary Amperex Technology Limited (“CATL”) subscribed for 200,000,000 units (20,000,000 on a post-consolidation basis) of the aforementioned private placement for a total purchase price of $15,000,000. At December 31, 2018, CATL beneficially owns, or exercises control or direction over approximately 25.38% of the currently issued and outstanding shares of the Company. As per the subscription agreement, CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

Sentient subscribed for 13,333,333 units (1,333,333 on a post-consolidation basis) of the aforementioned private placement for a total purchase price of $1,000,000. At December 31, 2018, Sentient beneficially owns, or exercises control or direction over 369,809,820 common shares (36,980,982 on a post-consolidation basis) constituting approximately 46.93% of the currently issued and outstanding shares of the Company.

As at December 31, 2018, the Company had 787,928,500 (78,792,850 on a post-consolidation basis) common shares issued and outstanding.

b)	Preferred shares issued and outstanding

As at September 30, 2019 and September 30, 2018, there are 590,931 series 1 preferred shares outstanding

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;
ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;
iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and
iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

c)	Warrants

A summary of common share purchase warrants activity during the nine months period ended September 30, 2019 on a post-consolidation basis is as follows:

	September 30, 2019		December 31, 2018
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of the period	25,797,283	1.20	17,617,541	1.20
Issued	-	-	11,666,666	1.20
Cancelled / Expired	(14,130,617)	1.20	(3,486,924)	1.20

Outstanding, end of the period	11,666,666	1.20	25,797,284	1.20

At September 30, 2019, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
11,666,666	April 19, 2020	1.20	0.55
11,666,666			0.55

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

d)	Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

A summary of option activity under the Plan during the nine months period ended September 30, 2019 on a post-consolidation basis is as follows:

	September 30, 2019		December 31, 2018
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of the period	2,594,550	1.80	2,072,050	2.30
Issued	-	-	6,425,000	1.20
Cancelled / Expired	(329,000)	5.10	(1,200,000)	1.80

Outstanding, end of the period	2,265,550	1.60	25,945,500	0.18

There were no incentive stock options granted during the period ended September 30, 2019.

During the period ended September 30, 2018, the Company granted 6,425,000 incentive stock options (642,500 on a post-consolidation basis) to employees, directors and consultants with a maximum term of 5 years. All stock options vest immediately and are exercisable at $0.12 per common share ($1.20 on a post-consolidation basis). The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the nine months period ended September 30, 2018 amounted to $317,332 and was recorded as a share-based payments expense.

The fair value of stock options granted and vested during the period ended September 30, 2018 was calculated using the following assumptions:

	September 30, 2019	September 30, 2018
Expected dividend yield	-	0%
Expected share price volatility	-	96.9% -101%
Risk free interest rate	-	2.04%-2.17%
Expected life of options	-	5 years

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

Details of options outstanding as at September 30, 2019 on a post-consolidation basis are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted average remaining contractual life (years)
35,000	35,000	Nov 5, 2019[1]	2.10	0.00
100,000	100,000	Dec 19, 2019	2.20	0.01
90,000	90,000	Feb 3, 2020	2.75	0.01
45,000	45,000	Oct 5, 2020	2.00	0.02
541,800	541,800	Jan 28, 2021	2.10	0.32
763,750	763,750	Feb 21, 2022	1.20	0.81
50,000	50,000	Dec 20, 2022	1.20	0.07
570,000	570,000	Feb 28, 2023	1.20	0.86
50,000	50,000	May 1, 2023	1.20	0.08
20,000	20,000	May 4, 2023	1.20	0.03
2,265,550	2,265,550			2.21

1 Subsequently expired, unexercised.

e)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2018 the Company recorded $317,332 of share-based payments and transferred $229,381 to deficit for expired options and warrants.

There were no share-based payments during the nine months period ended September 30, 2019. During the nine months period ended September 30, 2018 the Company recorded $317,332 of share-based payments to reserves. During the nine months period ended September 30, 2019 the Company transferred $3,538,593 (September 30, 2018 - $229,381) to deficit for expired warrants and options.

9.	RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 7):

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2019	December 31, 2018
Directors and officers of the Company	9	1

Total	9	1

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a) Related party transactions

As of September 30, 2019, Sentient beneficially owns 36,,980,982 common shares on a post-consolidation basis constituting approximately 46.93% of the currently issued and outstanding common shares.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

As of September 30, 2019, CATL beneficially owns 20,000,000 common shares on a post-consolidation basis constituting approximately 25.38% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

During the nine months period ended September 30, 2019, the Company recorded $121,716 (September 30, 2018 - $203,285) in fees charged by a legal firm in which the Company’s chairman is a consultant.

(b) Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2019	September 30, 2018
Geological consulting fees – expensed	86	78
Geological consulting fees – capitalized	-	18
Management fees – expensed	567	577
Salaries - expensed	142	127
Share-based payments	-	192
Total	795	992

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the nine months period ended September, 2019 and 2018 are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2019	September 30, 2018
Decrease in accounts receivables	27	54
Decrease in prepaid expenses	9	20
(Decrease) increase in trade payables and accrued liabilities	(21)	123
Total changes in working capital	15	197

During the period ended September 30, 2019, the Company:

i) Transferred $3,538,593 from reserve to deficit;

ii) recorded $174,188 the net change for accrued in exploration and evaluation expenditures.

During the period ended September 30, 2018, the Company:

iii) transferred $229,381 from reserve to deficit;

iv) recorded $536,355, the net change for accrued in exploration and evaluation expenditures.

11.	COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its mineral exploration assets it has interest in.

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board, and $2,500 for committee chairmen.

ii)	Management fees: $30,951 per month effective June 2018.

Effectively on June 1, 2018, the Company has changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into service agreement with his company.

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

12.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Canada, Greenland and United States (Note 6). The Company’s geographic segments are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	September 30, 2019	December 31, 2018
Equipment
Canada	11	11
Greenland	21	24
Total	32	35

	September 30, 2019	December 31, 2018
Exploration and evaluation assets
Canada	2,343	2,214
Greenland	62,639	62,257
United States	12	8
Total	64,994	64,479

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Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2019

(Unaudited - Expressed in Canadian dollars)

13.	GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Consulting fees	66	78	231	252
Professional fees	78	10	113	97
Management fees	194	184	567	549
Investor relations	1	94	28	184
Filing fees	41	15	69	68
Salaries and benefits	175	90	453	275
General office expenses	29	50	176	277
Total	584	521	1,637	1,702

14.	SUBSEQUENT EVENTS

Subsequent to the quarter, the board approved the consolidation of the Company’s issued and outstanding common shares on the basis of ten (10) pre-consolidation shares for one (1) post-consolidation share. The effective date for the consolidation is October 4, 2019. The consolidation reduced the issued and outstanding common shares to approximately 78,792,850 common shares.

On October 24, 2019 the TSX Venture Exchange approved the filing of earn in agreement dated September 25, 2019, whereby, the Company may acquire a 100% interest in the Loveland Nickel Property located in Timmins, Ontario. As a result, the Company issued 300,000 post-consolidation common shares representing the portion of the consideration described in note 6 above.

On October 31, 2019, the Company announced that it has entered in to an agreement with Laurentian Bank Securities, the underwriter, pursuant to which the underwriter has agreed to purchase for resale $2,000,000 of securities of the Company on a bought-deal private placement basis. The offering shall consist of a combination of flow-through common shares of the Company at a price of $0.18 per flow-through share and units of the Company. Each unit issued will consist of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder to acquire one common the share for a period of 24 months following the closing date at a price of $0.25.

The offering is scheduled to close on or about November 22, 2019 and is subject to certain conditions including, but not limited to regulatory and other approvals.

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